UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the ability to confirm and consummate a plan of reorganization in accordance with the terms of the Lock- Up Agreement;

•	risks attendant to the Safeguard and Chapter 11 proceedings, and more generally bankruptcy processes, including the effects thereof on our business and on the interest of various constituents;

•	the length of time that we might be required to operate in Safeguard and Chapter 11 and the continued availability of operating capital during the pendency of such proceedings;

•	risks associated with third party motions, recourses or other pleadings in any Safeguard, Chapter 11 or bankruptcy case, which may interfere with the ability to confirm and consummate a plan of reorganization;

•	potential adverse effects on our liquidity or results of operations;

•	increased costs to execute the reorganization;

•	the impact of the current economic environment and oil and natural gas prices;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our statement of financial position;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	our liquidity and outlook;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally delay or terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2016 that we filed with the SEC on May 1, 2017. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3489, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1:	FINANCIAL STATEMENTS

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	349.8	290.2
Other income from ordinary activities	0.3	0.3
Total income from ordinary activities	350.1	290.5
Cost of operations	(317.6)	(288.8)
Gross profit	32.5	1.7
Research and development expenses, net	(7.6)	10.4
Marketing and selling expenses	(14.0)	(16.5)
General and administrative expenses	(19.8)	(21.2)
Other revenues (expenses), net	(89.3)	1.5
Operating income	(98.2)	(24.1)
Expenses related to financial debt	(49.4)	(42.1)
Income provided by cash and cash equivalents	0.7	0.5
Cost of financial debt, net	(48.7)	(41.6)
Other financial income (loss)	0.5	(2.3)
Income (loss) of consolidated companies before income taxes	(146.4)	(68.0)
Deferred taxes on currency translation	0.8	(0.2)
Other income taxes	(21.6)	(6.2)
Total income taxes	(20.8)	(6.4)
Net income (loss) from consolidated companies	(167.2)	(74.4)
Share of income (loss) in companies accounted for under equity method	(2.5)	(4.8)
Net income (loss)	(169.7)	(79.2)
Attributable to :
Owners of CGG SA	$(169.2)	(77.8)
Owners of CGG SA (1)	€(154.9)	(67.9)
Non-controlling interests	$(0.5)	(1.4)

Weighted average number of shares outstanding (2)	22,133,149	22,133,149
Dilutive potential shares from stock-options	(3)	(3)
Dilutive potential shares from performance share plans	(3)	(3)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive (2)	22,133,149	22,133,149
Net income (loss) per share
Basic	$(7.64)	(3.52)
Basic (1)	€(7.00)	(3.07)
Diluted	$(7.64)	(3.52)
Diluted (1)	€(7.00)	(3.07)

(1)	Corresponding to the half-year amount in euros less the first quarter amount in euros.
(2)	As a result of the July 20, 2016 reverse stock split, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(3)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Six months ended June 30,
Amounts in millions of U.S.$, except per share data or unless indicated	2017	2016
Operating revenues	599.2	603.2
Other income from ordinary activities	0.7	0.6
Total income from ordinary activities	599.9	603.8
Cost of operations	(593.9)	(624.3)
Gross profit	6.0	(20.5)
Research and development expenses, net	(15.8)	(1.7)
Marketing and selling expenses	(27.1)	(32.5)
General and administrative expenses	(40.0)	(45.3)
Other revenues (expenses), net	(118.2)	(10.9)
Operating income	(195.1)	(110.9)
Expenses related to financial debt	(97.1)	(85.5)
Income provided by cash and cash equivalents	1.6	0.9
Cost of financial debt, net	(95.5)	(84.6)
Other financial income (loss)	(1.1)	(0.6)
Income (loss) of consolidated companies before income taxes	(291.7)	(196.1)
Deferred taxes on currency translation	1.0	1.6
Other income taxes	(24.1)	(14.3)
Total income taxes	(23.1)	(12.7)
Net income (loss) from consolidated companies	(314.8)	(208.8)
Share of income (loss) in companies accounted for under equity method	—	(0.1)
Net income (loss)	(314.8)	(208.9)
Attributable to :
Owners of CGG SA	$(313.3)	(206.9)
Owners of CGG SA (1)	€(290.5)	(186.4)
Non-controlling interests	$(1.5)	(2.0)

Weighted average number of shares outstanding (2)	22,133,149	19,457,713
Dilutive potential shares from stock-options	(3)	(3)
Dilutive potential shares from performance share plans	(3)	(3)
Dilutive potential shares from convertible bonds	(3)	(3)
Dilutive weighted average number of shares outstanding adjusted when dilutive (2)	22,133,149	19,457,713
Net income (loss) per share
Basic	$(14.15)	(10.64)
Basic (1)	€(13.12)	(9.58)
Diluted	$(14.15)	(10.64)
Diluted (1)	€(13.12)	(9.58)

(1)	Converted at the average exchange rate of U.S.$1.0784 and U.S.$1.1101 per € for the periods ended June 30, 2017 and 2016, respectively.
(2)	As a result of the July 20, 2016 reverse stock split, the calculation of basic and diluted earnings per share has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.
(3)	As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

Amounts in millions of U.S.$	Six months ended June 30,
	2017	2016
Net income (loss) from statements of operations	(314.8)	(208.9)
Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Net gain (loss) on cash flow hedges	—	(0.2)
Net gain (loss) on available-for-sale financial assets	—	—
Exchange differences on translation of foreign operations	11.4	1.0
Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	11.4	0.8
Other comprehensive income not to be classified in profit (loss) in subsequent period:
Net gain (loss) on actuarial changes on pension plan	—	—
Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	—	—
Total other comprehensive income (loss) for the period, net of taxes (1) + (2)	11.4	0.8
Total comprehensive income (loss) for the period	(303.4)	(208.1)

Attributable to :
Owners of CGG SA	(302.6)	(205.3)
Non-controlling interests	(0.8)	(2.8)

C G G

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	June 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	314.8	538.8
Trade accounts and notes receivable, net	459.3	434.8
Inventories and work-in-progress, net	282.4	266.3
Income tax assets	97.4	112.2
Other current assets, net	121.6	105.8
Assets held for sale, net	17.0	18.6
Total current assets	1,292.5	1,476.5
Deferred tax assets	22.2	26.0
Investments and other financial assets, net	66.6	51.9
Investments in companies under equity method	212.9	190.5
Property, plant and equipment, net	350.1	708.6
Intangible assets, net	1,165.5	1,184.7
Goodwill, net	1,229.6	1,223.3
Total non-current assets	3,046.9	3,385.0
TOTAL ASSETS	4,339.4	4,861.5
LIABILITIES AND EQUITY
Bank overdrafts	—	1.6
Current portion of financial debt (1)	2,759.2	2,782.1
Trade accounts and notes payables	143.1	157.4
Accrued payroll costs	125.7	138.9
Income taxes payable	31.5	31.6
Advance billings to customers	26.9	24.4
Provisions — current portion	58.6	110.7
Current liabilities associated with funded receivables	47.7	—
Other current liabilities	111.1	140.2
Total current liabilities	3,303.8	3,386.9
Deferred tax liabilities	72.2	67.6
Provisions — non-current portion	115.9	162.1
Financial debt	52.6	66.7
Other non-current liabilities	18.4	21.4
Total non-current liabilities	259.1	317.8

Common stock 26,834,403 shares authorized and 22,133,149 shares with a €0.80 nominal value issued and outstanding at June 30, 2017 and 22,133,149 at December 31, 2016	20.3	20.3
Additional paid-in capital	1,850.0	1,850.0
Retained earnings	(845.1)	(272.3)
Other Reserves	93.6	171.1
Treasury shares	(20.1)	(20.1)
Net income (loss) for the period attributable to owners of CGG SA	(313.3)	(573.4)
Cumulative income and expense recognized directly in equity	(0.8)	(0.8)
Cumulative translation adjustment	(43.4)	(54.1)
Equity attributable to owners of CGG SA	741.2	1,120.7
Non-controlling interests	35.3	36.1
Total equity	776.5	1,156.8
TOTAL LIABILITIES AND EQUITY	4,339.4	4,861.5

Closing rates were U.S.$1.1412 per € and U.S.$1.0541 per € for June 30, 2017 and December 31, 2016, respectively.

(1)	As of June 30, 2017, out of the U.S.$2,759.2 million of financial debt classified as current liabilities only U.S.$99.2 million had a maturity of less than 12 months. As of December 31, 2016, out of the U.S.$2,782.1 million of financial debt classified as current liabilities, only U.S.$100.1 million had a maturity of less than 12 months. The rest of the financial debt appears as current liabilities as the result of an accounting reclassification due to the application of IAS 1. See Note 3 on financial debts for further explanations.

See notes to Interim Consolidated Financial Statements

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UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended June 30,
Amounts in millions of U.S.$	2017	2016
OPERATING
Net income (loss)	(314.8)	(208.9)
Depreciation and amortization	95.6	133.7
Multi-client surveys depreciation and amortization	136.6	123.1
Depreciation and amortization capitalized in multi-client surveys	(12.9)	(22.0)
Variance on provisions	(30.9)	(82.3)
Stock based compensation expenses	0.1	(0.2)
Net (gain) loss on disposal of fixed and financial assets	(27.4)	3.2
Equity (income) loss of investees	—	0.1
Dividends received from investments in companies under equity method	2.0	13.0
Other non-cash items	63.0	0.4
Net cash-flow including net cost of financial debt and income tax	(88.7)	(39.9)
Less net cost of financial debt	95.5	84.6
Less income tax expense	23.1	12.7
Net cash-flow excluding net cost of financial debt and income tax	29.9	57.4
Income tax paid	1.8	(7.8)
Net cash-flow before changes in working capital	31.7	49.6
- change in trade accounts and notes receivable	(37.6)	340.4
- change in inventories and work-in-progress	0.9	23.8
- change in other current assets	(5.1)	(6.3)
- change in trade accounts and notes payable	(21.8)	(67.4)
- change in other current liabilities	19.0	(49.1)
Impact of changes in exchange rate on financial items	—	(7.6)
Net cash-flow provided by operating activities	(12.9)	283.4
INVESTING
Total capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(36.9)	(45.9)
Investment in multi-client surveys, net cash	(108.3)	(162.8)
Proceeds from disposals of tangible and intangible assets	18.1	8.4
Total net proceeds from financial assets	4.5	6.1
Acquisition of investments, net of cash and cash equivalents acquired	—	—
Variation in loans granted	(0.7)	1.3
Variation in subsidies for capital expenditures	—	(0.6)
Variation in other non-current financial assets	1.6	(0.6)
Net cash-flow used in investing activities	(121.7)	(194.1)
FINANCING
Repayment of long-term debt	(25.3)	(478.6)
Total issuance of long-term debt	2.3	163.3
Lease repayments	(2.9)	(4.3)
Change in short-term loans	(1.6)	0.9
Financial expenses paid	(57.7)	(74.8)
Net proceeds from capital increase:	—	—
— from shareholders	—	367.5
— from non-controlling interests of integrated companies	—	—

Dividends paid and share capital reimbursements:	—	—
— to shareholders	—	—
— to non-controlling interests of integrated companies	—	(4.4)
Acquisition/disposal from treasury shares	—	0.5
Net cash-flow provided by (used in) financing activities	(85.2)	(29.9)
Effects of exchange rates on cash	3.3	6.5
Impact of changes in consolidation scope	(7.5)	—
Net increase (decrease) in cash and cash equivalents	(224.0)	65.9
Cash and cash equivalents at beginning of year	538.8	385.3
Cash and cash equivalents at end of period	314.8	451.2

See notes to Interim Consolidated Financial Statements

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UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued (a)	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2016	5,533,287	92.8	1,410.0	(268.5)	138.0	(20.6)	(0.6)	(38.9)	1,312.2	46.2	1,358.4

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)							(0.2)		(0.2)		(0.2)
Exchange differences on foreign currency translation (3)								1.8	1.8	(0.8)	1.0

Other comprehensive income (1)+(2)+(3)							(0.2)	1.8	1.6	(0.8)	0.8
Net income (4)				(206.9)					(206.9)	(2.0)	(208.9)

Comprehensive income (1)+(2)+(3)+(4)				(206.9)			(0.2)	1.8	(205.3)	(2.8)	(208.1)
Capital increase	16,599,862	231.6	135.9			0.5			368.0		368.0
Dividends									—	(4.4)	(4.4)
Cost of share-based payment				0.4					0.4		0.4
Exchange differences on foreign currency translation generated by the parent company					(6.3)				(6.3)		(6.3)
Changes in consolidation scope and other				(0.2)					(0.2)		(0.2)
Balance at June 30, 2016	22,133,149	324.4	1,545.9	(475.2)	131.7	(20.1)	(0.8)	(37.1)	1,468.8	39.0	1,507.8

(a)	Number of shares as of January 1, 2016, June 30, 2016, and capital increase have been restated to reflect the 32-for-one stock split on July 20, 2016.

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2017	22,133,149	20.3	1,850.0	(845.7)	171.1	(20.1)	(0.8)	(54.1)	1,120.7	36.1	1,156.8

Net gain (loss) on actuarial changes on pension plan (1)									—		—
Net gain (loss) on cash flow hedges (2)									—		—
Net gain (loss) on available-for-sale financial assets (3)									—		—
Exchange differences on foreign currency translation (4)								10.7	10.7	0.7	11.4

Other comprehensive income (1)+(2)+(3)+(4)								10.7	10.7	0.7	11.4
Net income (5)				(313.3)					(313.3)	(1.5)	(314.8)

Comprehensive income (1)+(2)+(3)+(4)+(5)				(313.3)				10.7	(302.6)	(0.8)	(303.4)
Capital increase									—		—
Dividends									—		—
Cost of share-based payment				0.4					0.4		0.4
Exchange differences on foreign currency translation generated by the parent company					(77.5)				(77.5)		(77.5)
Changes in consolidation scope and other				0.2					0.2		0.2
Balance at June 30, 2017	22,133,149	20.3	1,850.0	(1,158.4)	93.6	(20.1)	(0.8)	(43.4)	741.2	35.3	776.5

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CGG S.A. (“the Company”), along with its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with IAS34 as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Board of Directors on July 27, 2017 for issue.

The consolidated financial statements were authorized for issue by the Board of Directors on March 2, 2017. As part of a new financial statements authorization for issue, the Board of Directors held on April 27, 2017, updated the classification of part of our financial debt as current liability and amended the notes 1.2, 1.3, 13, 18, and 30 to the 2016 consolidated annual financial statements. The 2016 consolidated annual financial statements are still subject to the approval of the Company’s General Meeting of shareholders later this year.

The interim condensed consolidated financial statements are presented in U.S. dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

1.1 - Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2016 included in its report on Form 20-F for the year 2016 filed with the SEC on May 1, 2017.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2016, except for the adoption of the following new Standards, Amendments, and Interpretations:

•	Amendments to IAS 7 – Disclosure initiative

•	Amendments to IAS 12 – Recognition of deferred tax assets for unrealized losses

The adoption of these Standards, Amendments, and Interpretations had no impact on the Group’s interim financial statements.

The Group decided not to early adopt those Standards, Amendments and Interpretations that the European Union adopted but that were not effective as of June 30, 2017, namely:

•	IFRS 15 — Revenue from Contracts with Customers

•	IFRS 9 — Financial instrument — classification and valuation of financial assets

First analysis of the application of IFRS 15 is detailed below.

At the date of issuance of these consolidated financial statements, the following Standards, Amendments, and Interpretations were not effective and not yet adopted by the European Union:

•	Amendments to IFRS 2 — Share-based payment

•	Amendments to IFRS 15 – Revenue from Contracts with Customers

•	IFRS 16 — Leases

•	Annual Improvements (2014-2016)

•	IFRIC 22 — Foreign Currency Transactions and Advance Consideration

•	IFRIC 23 — Uncertainty over income tax treatments

We are currently reviewing these Standards, Amendments, and Interpretations to measure their potential impact on our consolidated financial statements.

First analysis of the application of IFRS 15 — Revenue from Contracts with Customers

The IASB issued a new revenue recognition standard, IFRS 15, replacing all existing IFRS standards on revenues. This standard is effective on January 1, 2018 with a full retrospective application (i.e. financial statements must be presented as if this standard had always been in force) or limited retrospective application (i.e. with cumulative impact reflected in the opening statement of financial position of the year of first adoption). CGG will implement IFRS 15 on January 1, 2018 without early adoption.

IFRS 15 defines the framework of the revenue recognition as a five step process: i) identify the contract, ii) identify the performance obligations, iii) determine the transaction price, iv) allocate the transaction price, v) recognize revenue. The second step still allows the revenue recognition over time provided certain criteria are met, depending on how the control of the goods or services provided is transferred to the customer.

The Group analyzed this new standard at the corporate level starting in 2014. Because CGG includes various business lines and considering that the application of this new standard implies significant familiarity with operations the Group initiated a bottom up assessment in June 2016 with the aim to go through the five steps of the standard for each activity. The process of analysis and validation is at the final stage before starting the analysis of the new disclosures requirements.

CGG does not expect significant changes in its revenues recognition policies during the final conclusion phase for exclusive surveys sales and after-sales of multi-client surveys. Revenue recognition for multi-clients during the prefunding phase (before delivery) was an area under close scrutiny. CGG, as well as all the major multi-client players, currently recognize revenue over time based on the physical progress of the survey. CGG liaised with all major players of the multi-client industry to share views on the application of the new standard during this phase and compare operational practices. Under the umbrella of the IAGC (International Association of Geophysical Contractors) a dedicated workgroup involving all major players in multi-clients business has been working during the past months to reach a common industry view. The preliminary analysis of this workgroup is that the revenue during the prefunding phase should be recognized over time

1.2 - Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Going concern	Assessment of going concern considering financial restructuring progress
Fair value of assets and liabilities acquired through purchase accounting	Pattern used to determine the fair value of assets and liabilities
Recoverability of client receivables	Assessment of clients’ credit default risk
Valuation of investments	Financial assets fair value Equity method companies fair value
Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys
Depreciation and amortization of tangible and intangible assets	Assets useful lives
Recoverable value of goodwill and intangible assets	Expected geophysical market trends and timing of recovery Discount rate (WACC)
Classification of financial debts as current or non-current	Progress of the negotiations on Financial Restructuring
Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate
Provisions for restructuring and onerous contracts	Assessment of future costs related to restructuring plans and onerous contracts
Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions
Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts
Development costs	Assessment of future benefits of each project
Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

1.3 - Going concern assumptions

On June 14, 2017, a French safeguard procedure was opened with respect to the Company and, on the same date, a US Chapter 11 procedure was opened with respect to 14 of its direct or indirect subsidiaries which are guarantors of the secured debt (French and US Revolving Credit Facilities and Term Loan B) and / or the Senior Notes. Under the umbrella of these legal procedures, the holders of such debt and holders of our convertible bonds (c. U.S.$2.8 billion outstanding principal amount in total) can no longer call for any accelerated repayment. This provides the Group with a protective framework to conduct its businesses in the ordinary course and the Group stakeholders with a limited period of time to approve a restructuring plan.

The main features of the proposed restructuring plan have been disclosed together with the announcement of the above-mentioned court procedures on June 14, 2017:

•	Full conversion of unsecured debt (Senior Notes and convertible bonds) into equity;

•	Secured debt (French and US Revolving Credit Facilities and Term Loan B) exchanged for new secured first lien senior notes with a 5-year maturity;

•	Up to U.S.$500 million of new money raised through a U.S.$125 million Rights Issue and the issuance of U.S.$375 million of new secured second lien senior notes (with Warrants) with a 6-year maturity.

As of July 27, 2017, the Group faces material uncertainties that may cast substantial doubt upon its ability to continue as a going concern. Even under the protection of the court procedures mentioned above, and despite having successfully implemented during the first six months of 2017 all planned specific actions related to marine liabilities, fleet ownership and major contract factoring, the U.S.$315 million of Group liquidity as of June 30, 2017 does not allow to fully fund our current operations until at least June 30, 2018.

The ability of the Group to continue as a going concern then depends essentially on the effective and timely implementation of the proposed restructuring plan, especially the raising of up to U.S.$500 million of new money by early 2018. Should the creditors involved in the French safeguard and US Chapter 11 procedures or the shareholders fail to approve the proposed restructuring plan and/or should the targeted implementation timetable of such restructuring plan not be met, the Group liquidity would decrease below the required level to run the operations no later than in the first quarter of 2018 according to the Company cash flow forecasts. If the U.S.$500 million new money is raised in the first quarter of 2018 in accordance with the proposed restructuring plan, the Group liquidity is expected to be sufficient to fund our current operations until June 30, 2018 at least.

Following the successful completion of the private placement of the commitments to subscribe the new money secured second lien senior notes in a principal amount of U.S.$375 million (with Warrants) in early July, the proposed restructuring plan is now supported, through signed lock-up agreements, by the required majorities of creditors. On that basis, and in the light of the respective merits of the proposed restructuring plan for the other Group stakeholders, the Company believes that the implementation of the restructuring plan in the first quarter of 2018 is a reasonable assumption.

Having carefully considered the above, the Board of Directors on July 27, 2017 concluded that preparing the June 30, 2017 consolidated financial statements on a going concern basis is an appropriate assumption.

1.4 - Accounting policies

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

•	Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the statement of financial position in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

After sales volume agreements — we enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated.

•	Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. Revenue is recognized using the percentage of completion method (or “proportional performance method”).

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones before which the customer has a right of cancellation or refund of amounts paid have been achieved.

•	Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

•	Other geophysical sales/services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The carrying amount of our multi-client library is stated on our statement of financial position at the aggregate of those costs less accumulated amortization. Whenever there is an indication that a survey may be impaired, an impairment test is performed. A systematic impairment test of all delivered surveys is performed at least for the yearly closing.

Each survey is amortized in a manner that reflects the pattern of consumption of its economic benefits during both prefunding and after-sale periods. An amortization rate of 80% corresponding to the ratio of capitalized costs to total expected sales over the accounting life of the survey is applied to each normative sale, unless specific indications lead to application of a different rate. If that is the case, the amortization rate is adjusted to reflect the commercial effects of price elements. Given the life cycle of a multi-client project, our surveys are generally fully amortized or impaired within five years after delivery.

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio - with such estimates generally relying on historical patterns.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

Capitalized developments costs are amortized over 5 years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

Convertible debt

•	The Company recognizes separately the components of convertible debt as (i) a financial liability and (ii) an option to the holder of the instrument to convert it into an equity instrument of the Company.

•	The Company first determines the carrying amount of the liability component by measuring the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component.

•	The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole. The carrying amount is presented net of associated deferred taxes.

•	The sum of the carrying amounts assigned to the liability and equity components on initial recognition is always equal to the fair value that would be ascribed to the instrument as a whole.

NOTE 2— SIGNIFICANT EVENTS

Proactive management of maritime liabilities

On January 20 2017, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of these agreements are reflected in the note 5 – “Other revenues and expenses” of this document and in the note 18 “Contractual obligations, commitments and contingencies” to our consolidated financial statements of our annual report on Form 20-F for the year ended December 31, 2016.

New ownership set up for our seismic fleet

In April 2017, we entered into agreements with Eidesvik, the lenders under our Nordic credit facility and the lenders under the credit facilities of Eidesvik Seismic Vessels AS (“ESV”) and Oceanic Seismic Vessels AS (“OSV”) for the implementation of a new ownership set up for our seismic fleet.

Under the new arrangements, Global Seismic Shipping AS (“GSS”), a company organized under the laws of Norway and 50% owned by CGG (through our subsidiary, Exploration Investment Resources II AS) and Eidesvik, holds (i) Geo Vessels AS, our former wholly-owned subsidiary, which owns the five previously cold-stacked vessels (Geo Coral (re-rigged in March 2017), Geo Caribbean, Geo Celtic, CGG Alize and Oceanic Challenger), and (ii) ESV and OSV (in which we previously held 49% stakes), which respectively own the Oceanic Vega and Oceanic Sirius. Global Seismic Shipping AS is accounted for using the equity method.

The following table summarizes the consideration received and the carrying value of the assets and liabilities contributed:

(in millions of U.S.$)
Consideration received
Fair value of our shares in Global Seismic Shipping AS	71.9

Total consideration received (a)	71.9

Carrying value of the contributed assets and liabilities
Cash and cash equivalents	7.5
Investments in companies under equity method (1)	48.3
Property, plant and equipment, net	301.0
Finance lease net	(3.1)
Current portion of financial debt (2)	(182.5)
Provisions — current portion	(4.8)
Provisions — non-current portion	(13.4)
Other Current Liabilities	(30.0)
Liabilities linked to charter agreements	(72.1)

Total carrying value of the contributed assets and liabilities (b)	50.9

Net gain realized (c)= (a) – (b)	21.0

Reduction of the cash burden of the charter agreement (d)	(72.1)

Net impact of the transaction in operating income (3) (e) = (c) + (d)	(51.1)

Other financial income (loss)	(15.0)
Cost of financial debt, net	(3.3)

Net impact of the transaction in financial income (loss) (4) (f)	(18.3)

Net impact of the transaction in the Net Income (e) + (f)	(69.4)

(1)	This relates to the 49% equity in income that we held in ESV and OSV, accounted for under the equity method as of March 31, 2017.
(2)	This relates to the Nordic credit facility.
(3)	The net impact of the transaction in operating income is a loss of US$51.1 million broken-down as follows:

•	a gain of U.S.$21.0 million arising from our contribution to GSS is recorded in the line item “Gains (losses) on sales of assets” in our statement of operations (see note 5 – “Other revenues and expenses”),

•	a loss of U.S.$72.1 million linked to the renegotiation and extension of the charter agreement in respect of the operated seismic vessels “Vega” and “Sirius” to reduce the cash burden. This loss corresponds to the compensation granted to ESV and OSV following the renegotiation of the charter agreements. It is recorded in the line item “Other revenues (expenses) net” in our statement of operations (see note 5 – “Other revenues and expenses”).

(4)	The net impact of the transaction in financial income is a loss of US$18.3 million broken-down as follows:

•	a loss of U.S.$15.0 million recorded in the line item “Other financial income (loss)” in our statement of operations,

•	a loss of U.S.$3.3 million recorded in the line item “Cost of financial debt, net” in our statement of operations.

Financial restructuring process

On February 6 2017, CGG solicited consents from the holders of each series of Senior Notes and the creditors under the Term Loan B to permit the appointment of a ‘mandataire ad hoc’ without such action constituting an Event of Default. CGG had previously received consents from the creditors under its French and US RCFs for the appointment.

On February 20, 2017, CGG announced the receipt of requisite majority consent from holders of its Term Loan B, 2020 Notes, 2021 Notes and 2022 Notes and the extension of the consent solicitation in respect of its 2017 Notes.

On February 23, 2017, CGG announced execution of supplemental indentures in respect of its 2020 Notes, 2021 Notes and 2022 Notes to allow for appointment of a ‘mandataire ad hoc’ and its intention to discharge and satisfy the indenture in respect of its 2017 Notes. The payment to the indenture trustee, in trust for the bondholders, of the aggregate outstanding principal ($8.3 million) and interest on the 2017 Notes was done on Friday, February 24, 2017. Following this operation, the amount of unsecured debt (Senior Notes and Convertibles) reached U.S.$1,884 million.

On February 27, 2017, a ‘mandataire ad hoc’ was nominated to better organize and facilitate discussions with and between all stakeholders for the financial restructuring of the Group.

On March 3, 2017, CGG entered into a financial restructuring process with the aim of significantly reducing debt levels and related cash interest costs to align them with its cash flows. In order to facilitate such restructuring discussions held under the aegis of a mandataire ad hoc, CGG executed non-disclosure agreements (“NDAs”) and initiated discussions with stakeholders.

On June 2, 2017, CGG announced an agreement in principle on a financial restructuring plan that met the Company’s objectives with its main creditors and DNCA, a creditor and shareholder.

On June 14, 2017, CGG announced that following agreement with key financial creditors, it has begun legal processes to implement balance sheet restructuring and create sustainable capital structure with the opening of a safeguard proceeding in France and Chapter 11 and Chapter 15 filings in the U.S.

As part of this process, the French Court which opened the safeguard proceedings appointed the former mandataire ad hoc, as judicial administrator of CGG SA.

Prior to the legal proceedings in the U.S. and France, CGG and certain of its financial creditors entered into a lock-up agreement on June 13, 2017, pursuant to which the relevant parties committed to take all actions reasonably necessary and appropriate to support, implement and consummate the restructuring. The terms of the lock-up agreement are relatively customary and include a requirement for creditors to vote in favor of the safeguard and Chapter 11 plans (subject to receiving appropriate disclosure materials), to provide various waivers, to enter into the required documentation to effect the restructuring and not to sell their debt holdings unless the transferee enters into the lock-up agreement or is already a signatory (and is therefore bound by such terms). The lock-up agreement as of that date had been signed by (i) an ad hoc committee of secured lenders, who hold collectively approximately 53.8% of the aggregate principal amount of the Group’s Secured Debt, (ii) an ad hoc committee of senior notes holders, who collectively hold approximately 52.4% of the aggregate principal amount of the Company’s Senior Notes, and (iii) DNCA, which holds 5.5% of the aggregate principal amount of the Company’s Senior Notes and approximately 20.7% of the aggregate principal amount of its convertible bonds. In addition, the Company entered into a restructuring support agreement with DNCA (in its capacity as shareholder) in connection with its holding of 7.9% of the Company’s share capital, pursuant to which DNCA committed to take all reasonably, necessary and appropriate actions as a shareholder to support, implement and consummate the restructuring, including voting in favor of the relevant shareholder resolutions and not selling its shares in the Company during the restructuring process. See note 8 “Subsequent Events—Results of the Private Placement” for more recent information about signatories to the lock-up agreement.

NOTE 3— FINANCIAL DEBT AND CASH UNDER FRENCH SAFEGUARD PROCEDURE AND U.S. CHAPTER 11 PROCEDURE

Gross financial debt as of June 30, 2017 was U.S.$2,811.8 million compared to U.S.$2,850.4 million as of December 31, 2016. Our gross debt as of June 2017 breaks down as follows:

	June 30, 2017 (unaudited)
	Gross debt excluding IFRS and consolidation adjustments	IFRS and consolidation adjustments	Gross debt
	(in millions of US$)
High yield bonds	1,551.7	(22.1)	1,529.6
Convertible bonds	410.9	(42.5)	368.4
Term loans	337.9	(4.6)	333.3
Credit facilities	464.2	(5.6)	458.6

Debt subject to renegotiation	2,764.7	(74.8)	2,689.9

Bank loans and other loans	4.8	—	4.8
Finance lease debt	58.0	—	58.0

Sub-total	2,827.5	(74.8)	2,752.7

Accrued interests	59.1	—	59.1

Financial debt	2,886.6	(74.8)	2,811.8

Bank overdrafts	—	—	—
Total	2,886.6	(74.8)	2,811.8

The leverage ratio and interest cover ratio covenants in respect of our secured debt were not applicable as of June 30, 2017 as a result of waivers granted pursuant to the lock-up agreement signed by certain of the secured lenders on June 13, 2017 (see note 2 – “Significant events” for more information).

Consistent with the financial statements as of December 31, 2016, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the interim financial statements authorized for issue by the Board of Directors on July 27, 2017. This pure accounting reclassification does not question the going concern assumption. Together, the coordinated proceedings in France and the U.S. mentioned above prevented acceleration of the debt in France and stayed enforcement in respect of the debt outside of France. See note 1.3 – “Going concern assumptions.”

Cash-pool under Chapter 11 and Safeguard proceedings

In order to manage cash under the Chapter 11 and Safeguard proceedings, four cash-pool perimeters have been implemented:

•	CGG SA, which filed for safeguard procedure in France,

•	7 US entities, which filed for US Chapter 11 protection,

•	7 non US entities, which filed for US Chapter 11 protection,

•	The Rest of the World

The limitations embedded in Chapter 11 and French safeguard procedures for cash circulation among CGG Group could be broadly summarized as follows:

•	Netting of positions is only allowed inside a cash pool

•	Settlement of transactions between entities of different pools should be done through actual cash transfer

•	Intercompany loans or cash advance existing before the filing cannot be settled in principal or interest (except inside the “Rest of the World pool”) as long as the procedures are ongoing

•	Operational intercompany cash transactions are allowed provided they stay in the frame of the ordinary course of business

•	All debts, operational or financial, external or intercompany existing prior to the filing date cannot be paid in principal (very limited exceptions exist)

The cash positions for the four cash pool perimeters were as follows as of June 30, 2017:

(in millions of US$)	June 30, 2017 (unaudited)
CGG SA	37.8
Total Chapter 11 U.S.	16.5
Total Chapter 11 Non U.S.	5.7
Total Rest Of the World	254.8

TOTAL GROUP	314.8

Revolving Credit Facilities

A summary of our authorized revolving credit lines as of June 30, 2017 is as follows:

	Date	Final Maturity	Used amount
			(in millions of U.S.$)
US Revolving Facility	2013	2018	161.9
French Revolving Facility	2013	2018	302.3

Total credit facilities before issuing fees			464.2

Our French and US Revolving Facilities were fully drawn as of June 30, 2017.

7.75% Senior Notes due 2017

On February 24, 2017, we discharged and satisfied in full the indenture in respect of the U.S.$8.3 million outstanding principal amount of our 7.75% senior notes due 2017.

6.5% Senior Notes due 2021

On January 20, 2017, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of these agreements are reflected in the note 5 “Other revenues and expenses” of this document and in the note 18 “Contractual obligations, commitments and contingencies” to our consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2016.

Nordic credit facility

The “Fleet ownership changes” transaction (see note 2 – “Significant events”) led to a reduction of the gross debt of the Group of U.S.$182.5 million, corresponding to the principal amount of loans under the Nordic credit facility outstanding as of March 31, 2017.

NOTE 4—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, which further worsened during the summer of 2015 as a consequence of a renewed bearish forward view on the price of oil, CGG decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group as a new step in its Transformation Plan and further reduce its marine fleet to five vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•	Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•	Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

As a complement to operating income, EBIT may be used by management as a performance indicator for segments because it captures the contribution to our results of the significant businesses that are managed through our joint ventures. We define EBIT as operating income plus our share of income in companies accounted for under the equity method.

Inter-company analytical transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Contractual Data Acquisition and GGR segments (with the reference being the spot market). As GGR includes marine capacity dedicated to multi-client surveys, there are no longer any services rendered by Contractual Data Acquisition to GGR for multi-client surveys. Transactions between subsidiaries of the Group are made at market prices.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) operating income and EBIT for our Contractual Data Acquisition and GGR segments are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Contractual Data Acquisition and GGR segments; and (ii) capital expenditures for our Contractual Data Acquisition and GGR segments are presented after elimination of inter-segment margin.

Operating income and EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist of “investments and other financial assets” and “cash and cash equivalents” of our consolidated statement of financial position. The group does not track its assets based on country of origin.

Capital employed is defined as “total assets” excluding “cash and cash equivalents” less (i) “current liabilities” excluding “bank overdrafts” and “current portion of financial debt” and (ii) “non-current liabilities” excluding “financial debt”.

The following tables also present operating revenues, operating income and EBIT by segment, and operating revenues by geographic area (by location of customers).

Analysis by segment

	Three months ended June 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	81.3	—	220.7	47.8	—	349.8	57.8	—	196.4	36.0	—	290.2
Inter-segment revenues	0.7	—	—	5.2	(5.9)	—	1.4	—	—	8.3	(9.7)	—
Operating revenues	82.0	—	220.7	53.0	(5.9)	349.8	59.2	—	196.4	44.3	(9.7)	290.2
Depreciation and amortization (excluding multi-client surveys)	(11.7)	(3.3)	(20.8)	(7.1)	0.2	(42.7)	(8.9)	(17.5)	(28.3)	(8.9)	(0.2)	(63.8)
Depreciation and amortization of multi-client surveys	—	—	(88.9)	—	—	(88.9)	—	—	(76.4)	—	—	(76.4)
Operating income	(12.7)	(100.0)	37.3	(12.6)	(10.2)	(98.2)	0.5	(24.3)	28.8	(18.2)	(10.9)	(24.1)
Share of income in companies accounted for under equity method (1)	0.3	(2.8)	—	—	—	(2.5)	(4.8)	—	—	—	—	(4.8)
Earnings before interest and tax (2)	(12.4)	(102.8)	37.3	(12.6)	(10.2)	(100.7)	(4.3)	(24.3)	28.8	(18.2)	(10.9)	(28.9)
Capital expenditures (excluding multi-client surveys) (3)	3.4	—	10.6	4.7	(1.2)	17.5	5.2	—	12.9	3.8	4.2	26.1
Investments in multi-client surveys, net cash	—	—	60.0	—	—	60.0	—	—	92.9	—	—	92.9

(1)	Share of operating results of companies accounted for under the equity method was U.S.$(1.0) million and U.S.$(9.0) million for the three months ended June 30, 2017 and 2016, respectively.
(2)	At the Group level, operating income and EBIT before costs related to the Transformation Plan amounted to U.S.$(3.5) million and U.S.$(6.0) million, respectively, for the three months ended June 30, 2017, compared to U.S.$(22.4) million and U.S.$(27.2) million, respectively, for the three months ended June 30, 2016.

For the three months ended June 30, 2017, Non-Operated Resources EBIT included U.S.$(94.7) million related to the Transformation Plan. For the three months ended June 30, 2016, Non-Operated Resources EBIT included U.S.$(1.7) million related to the Transformation Plan.

For the three months ended June 30, 2017, “eliminations and other” included U.S.$(8.3) million of general corporate expenses and U.S.$(1.9) million of intra-group margin. For the three months ended June 30, 2016, “eliminations and other” included U.S.$(8.0) million of general corporate expenses and U.S.$(2.9) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(8.1) million and U.S.$(8.9) million for the three months ended June 30, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

	Six months ended June 30,
	2017						2016
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
Revenues from unaffiliated customers	147.1	—	378.7	73.4	—	599.2	145.0	—	360.4	97.8	—	603.2
Inter-segment revenues	1.4	—	—	12.0	(13.4)	—	3.3	—	—	19.7	(23.0)	—
Operating revenues	148.5	—	378.7	85.4	(13.4)	599.2	148.3	—	360.4	117.5	(23.0)	603.2
Depreciation and amortization (excluding multi-client surveys)	(25.1)	(15.6)	(40.2)	(14.7)	—	(95.6)	(29.3)	(34.5)	(51.0)	(18.7)	(0.2)	(133.7)
Depreciation and amortization of multi-client surveys	—	—	(136.6)	—	—	(136.6)	—	—	(123.1)	—	—	(123.1)
Operating income	(51.3)	(150.0)	55.6	(29.0)	(20.4)	(195.1)	(33.8)	(56.4)	36.7	(29.1)	(28.3)	(110.9)
Share of income in companies accounted for under equity method (1)	2.8	(2.8)	—	—	—	—	(0.1)	—	—	—	—	(0.1)
Earnings before interest and tax (2)	(48.5)	(152.8)	55.6	(29.0)	(20.4)	(195.1)	(33.9)	(56.4)	36.7	(29.1)	(28.3)	(111.0)
Capital expenditures (excluding multi-client surveys) (3)	8.0	—	21.8	7.8	(0.7)	36.9	9.3	—	25.4	5.7	5.5	45.9
Investments in multi-client surveys, net cash	—	—	108.3	—	—	108.3	—	—	162.8	—	—	162.8
Capital employed	0.4	—	2.3	0.6	—	3.3	0.5	0.2	2.3	0.7	—	3.7
Total identifiable assets	0.6	0.1	2.6	0.7	—	4.0	0.7	0.4	2.7	0.7	—	4.5

(1)	Share of operating results of companies accounted for under the equity method was U.S.$2.7 million and U.S.$(0.3) million for the six months ended June 30, 2017 and 2016, respectively.
(2)	At the Group level, operating income and EBIT before costs related to the Transformation Plan, both amounted to U.S.$(70.7) million, for the six months ended June 30, 2017, compared to U.S.$(103.7) million and U.S.$(103.8) million, respectively, for the six months ended June 30, 2016.

For the six months ended June 30, 2017, Non-Operated Resources EBIT included U.S.$(124.4) million related to the Transformation Plan. For the six months ended June 30, 2016, Non-Operated Resources EBIT included U.S.$(7.2) million related to the Transformation Plan.

For the six months ended June 30, 2017, “eliminations and other” included U.S.$(16.4) million of general corporate expenses and U.S.$(4.0) million of intra-group margin. For the six months ended June 30, 2016, “eliminations and other” included U.S.$(17.6) million of general corporate expenses and U.S.$(10.7) million of intra-group margin.

(3)	Capital expenditures included capitalized development costs of U.S.$(14.6) million and U.S.$(18.1) million for the six months ended June 30, 2017 and 2016, respectively. “Eliminations and other” corresponded to the variance of suppliers of assets for the period.

Analysis by geographic area

The following tables set forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended June 30,
In millions of U.S.$, except percentages	2017		2016
North America	96.7	28%	85.1	29%
Central and South Americas	105.6	30%	50.4	17%
Europe, Africa and Middle East	106.0	30%	108.7	38%
Asia Pacific	41.5	12%	46.0	16%

Total	349.8	100%	290.2	100%

	Six months ended June 30,
In millions of U.S.$, except percentages	2017		2016
North America	174.2	29%	186.0	31%
Central and South Americas	166.2	28%	88.7	15%
Europe, Africa and Middle East	179.1	30%	224.8	37%
Asia Pacific	79.7	13%	103.7	17%

Total	599.2	100%	603.2	100%

NOTE 5— OTHER REVENUES AND EXPENSES

	Six months ended June 30,
In millions of U.S.$	2017	2016
Restructuring costs	(235.8)	(87.5)
Change in restructuring reserves	90.4	80.3
Other non-recurring revenues (expenses)	—	(0.7)
Other non-recurring revenues (expenses) – net	(145.4)	(7.9)
Exchange gains (losses) on hedging contracts	(0.2)	0.2
Gains (losses) on sales of assets	27.4	(3.2)

Other revenues (expenses) – net	(118.2)	(10.9)

Six months period ended June 30, 2017

Other non-recurring revenues (expenses) – net

“Other non-recurring revenues and expenses – net” amounted to U.S.$(145.4) million for the six months ended June 30, 2017, of which U.S.$(115.7) million were recorded during the second quarter of 2017.

These restructuring costs are part of the Group Transformation Plan and include:

(i)	U.S.$12.3 million to reduce the cash burden of the charter agreement in respect of one vessel in operation. This loss corresponds to the compensation granted to the ship-owner following the renegotiation of the charter agreements. (see note 2 – “Proactive management of maritime liabilities”),

(ii)	U.S.$72.1 million to renegotiate and extend the charter agreements in respect of two seismic vessels to reduce the cash burden following the implementation of a new ownership set up. This loss corresponds to the compensation granted to ESV and OSV following the renegotiation of the charter agreements. (see note 2 – “New ownership set up for our seismic fleet”),

(iii)	U.S.$53.0 million of professional fees mainly linked to the US Chapter 11 and French Safeguard procedures (see note 2 – “Financial restructuring process”),

(iv)	U.S.$8.0 million of other costs related to our Transformation Plan.

Gains (losses) on sales of assets

In 2017, we recognized a U.S.$21.0 million gain arising from our contribution to GSS, which was created as part of the Group Transformation Plan on April 2017 between CGG and Eidesvik (see note 2 – “New ownership set up for our seismic fleet”).

This line item also includes sales of assets and losses related to damaged or scrapped marine seismic equipment.

Six months period ended June 30, 2016

Other non-recurring revenues (expenses) – net

“Other non-recurring revenues and expenses – net” amounted to U.S.$(7.9) million for the six months ended June 30, 2016, of which U.S.$(0.2) million were recorded during the second quarter of 2016.

Gains (losses) on sales of assets

This line item included sales of assets and also losses related to damaged or scrapped marine seismic equipment.

NOTE 6— CURRENT LIABILITIES ASSOCIATED WITH FUNDED RECEIVABLES

In 2017, we entered into an agreement with a financial institution to obtain advance payments for a marine acquisition and processing project with a client. The collection right of the invoices to be issued is transferred to the financial institution, based on monthly client’s acceptance of the work in progress. Nonetheless the terms of this agreement do not allow for de-recognition of the funded work in progress (thus recorded in “Trade Accounts and Notes Receivables”). The cash received has been accounted for in “Current liabilities associated to funded receivables” in the Consolidated Statement of Financial Position.

As of June 30, 2017, we received U.S.$47.7 million of cash in respect of the above agreement.

NOTE 7— RELATED PARTY TRANSACTIONS

The Group enters into contracts with related parties concluded at arm’s length.

	June 30,
	2017			2016
In millions of U.S.$	Joint Ventures (a)	Associates (b)	Total	Joint Ventures (a)	Associates (b)	Total
Sales of geophysical equipment	0.3	2.3	2.6	0.3	2.4	2.7
Equipment rentals, charter revenues and services rendered	7.0	4.5	11.5	5.2	20.6	25.8
Operating Revenues	7.3	6.8	14.1	5.5	23.0	28.5
Charter expenses	(14.9)	—	(14.9)	(13.3)	—	(13.3)
Ship management expenses	(11.6)	—	(11.6)	(23.4)	—	(23.4)
Costs of services rendered	(0.5)	(1.2)	(1.7)	(1.7)	(2.5)	(4.2)
Cost of operations	(27.0)	(1.2)	(28.2)	(38.4)	(2.5)	(40.9)
Other financial income (loss)	(0.2)	—	(0.2)	(0.7)	1.1	0.4
Trade accounts and notes receivable, other current assets, including agency arrangements	17.8	8.5	26.3	16.8	13.9	30.7
Other Financial assets – Loans granted	16.5	—	16.5	25.2	38.0	63.2
Assets Total	34.3	8.5	42.8	42.0	51.9	93.9
Trade accounts and notes payable, other current liabilities, including agency arrangements	12.6	14.4	27.0	19.1	39.0	58.1
Financial liabilities – Finance lease debt	—	—	—	15.9	—	15.9
Liabilities Total	12.6	14.4	27.0	35.0	39.0	74.0
Future leases commitments	410.8	—	410.8	220.2	—	220.2
Future ship management costs	116.0	—	116.0	93.1	—	93.1
Contractual Obligations	526.8	—	526.8	313.3	—	313.3

(a)	Mainly correspond to investments in companies accounted for using the equity method in our Marine Contractual Data Acquisition segment;

(b)	Mainly correspond to investments in companies accounted for using the equity method in our Land and Multi-Physics Acquisition segment;

No credit facility or loan was granted to the Company by shareholders during the last three years.

NOTE 8— SUBSEQUENT EVENTS

Results of the private placement agreement

On July 13, 2017, CGG announced that as of July 7, 2017 (the end of the placement period) eligible holders representing 86.08% of the aggregate principal amount of the Senior Notes had committed to subscribe to U.S.$375 million of new secured lien senior notes with Warrants pursuant to the terms of a private placement agreement, and had acceded to the lock-up agreement. The issuance of the new secured lien senior notes with Warrants has been backstopped by members of the ad hoc committee of the holders of the Senior Notes holding, as of the date of the private placement agreement, 52.38% of the aggregate principal amount of the Senior Notes, who have also committed to subscribe for their pro rata shares of the new secured lien senior notes with Warrants.

Convening of CGG SA’s lenders’ committee and bondholders’ general meeting under French Safeguard

As of July 12, 2017, holders of 74.24 % of the combined aggregate principal amount of the Senior Notes and the convertible bonds, together with holders of 77.66 % of the aggregate principal amount of the group’s Secured Debt (as defined in the lock-up agreement), have executed or acceded to the lock-up agreement. This indicated a high level of support for the Financial Restructuring and satisfied a key milestone in the implementation process ahead of creditors’ meetings on July 28, 2017.

C G G

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since September 30, 2015, we have organized our activities in four segments for financial reporting: (i) Contractual Data Acquisition, (ii) Geology, Geophysics & Reservoir, (iii) Equipment and (iv) Non-Operated Resources. Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure performance.

Taking into account the long cyclical trough of the seismic market, we decided, during the third quarter of 2015, to implement new adaptation measures throughout the Group and to reduce our marine fleet to five 3D high-end vessels mainly dedicated to multi-client surveys. Going forward, the downsized CGG fleet will be dedicated on average two-thirds to multi-client surveys and only one-third to exclusive surveys. As a result of the reduction of the fleet, part of our owned vessels will not be operated for a certain period of time. The costs of these non-operated resources, as well as the costs of the Transformation Plan are reported, in the “Non-Operated Resources” segment.

A summary of our four segments is set out below:

•	Contractual Data Acquisition. This Operating segment comprises the following business lines:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client;

•	Land and Multi-Physics: other seismic data acquisition undertaken by us on behalf of a specific client.

•	Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business lines (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities. The GGR segment includes the costs, industrial capital expenditures and capital employed related to the vessels dedicated to multi-client surveys.

•	Equipment. This operating segment comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. The Equipment segment carries out its activities through our subsidiary Sercel.

•	Non-Operated Resources. This segment mainly comprises the costs of the non-operated marine resources as well as all the costs of our Transformation Plan (mainly restructuring provisions and provisions for onerous contracts). The capital employed includes the non-operated marine assets and the provisions related to the Transformation Plan. In this segment, the recoverable value retained is the fair value less costs of disposal.

Financial restructuring process

See note 2 - Significant events to our interim consolidated financial statements for further details on our financial restructuring process

Factors affecting our results of operations

Our operating results are generally affected by a variety of factors, some of which are described below and others that are set out in “Item 5: Operating and Financial Reviews and Prospects: Factors affecting our results of operations” and “—Trend Information” of our annual report on Form 20-F for the year ended December 31, 2016.

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand. The geophysical market has historically been extremely volatile.

We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. Lower or volatile hydrocarbon prices tend then to limit the demand for seismic services and products. In 2015 and 2016, oil and gas companies reduced their exploration and production spending due to falling oil prices, affecting demand for our products and services as reflected in our results.

We expect that the challenging market conditions that we experienced in 2016 will remain similar in 2017 and will continue to weigh on our revenues. Our perception is consequently unchanged, with operating results in line with 2016 and downward pressure on cash flow generation. Due to this difficult environment, we believe that the market recovery will be delayed until 2018/2019 horizon.

(See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2016 for a discussion of developments in the geophysical industry).

Proactive management of maritime liabilities

See note 2 - Significant events to our interim consolidated financial statements for further details on our Proactive management of maritime liabilities

New ownership set up for our seismic fleet

See note 2 - Significant events to our interim consolidated financial statements for further details on our new ownership set up for our seismic fleet

Backlog

Our backlog as of July 1, 2017 was U.S.$493 million. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

Three months ended June 30, 2017 compared to three months ended June 30, 2016

Operating revenues

The following table sets forth our operating revenues by business line for each of the periods stated:

	Three months ended June 30,
In millions of U.S.$	2017	2016
Marine Contractual Data Acquisition	60.9	22.3
Land and Multi-Physics Acquisition	21.1	36.9
Contractual Data Acquisition Revenues	82.0	59.2
Multi-client data	132.7	95.6
Subsurface Imaging and Reservoir	88.0	100.8
GGR Revenues	220.7	196.4
Equipment Revenues	53.0	44.3
Eliminated revenues and others	(5.9)	(9.7)

Total operating revenues	349.8	290.2

Our consolidated operating revenues for the three months ended June 30, 2017 increased 21% to U.S.$350 million from U.S.$290 million for the comparable period of 2016, mainly as a consequence of the positive operational performance of the Marine Contractual Data Acquisition business line in very challenging market conditions and high multi-client sales thanks to the good positioning of our multi-client library.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment increased 39% to U.S.$82 million for the three months ended June 30, 2017 from U.S.$59 million for the comparable period of 2016, mainly due to the positive operational performance of the Marine Contractual Data Acquisition business line in very challenging market conditions.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the three months ended June 30, 2017 increased 173% to U.S.$61 million from U.S.$22 million for the comparable period of 2016, mainly due to higher allocation of the fleet to contractual business and strong production performance with a fully available fleet in the second quarter of 2017.

The availability rate increased to 100% for the three months ended June 30, 2017 from 90% for the three months ended June 30, 2016. The production rate remained high at 98% for the three months ended June 30, 2017 compare to 94% for the three months ended June, and 2016. 48% of the fleet was dedicated to multi-client programs for the three months ended June 30, 2017 compared to 66% for the three months ended June 30, 2016.

Land and Multi-Physics Acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines decreased 43% to U.S.$21 million for the three months ended June 30, 2017, compared to U.S.$37 million for the three months ended June 30, 2016, with market activity remaining low.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended June 30, 2017 increased 12% to U.S.$221 million from U.S.$196 million for the comparable period of 2016 mainly due to the solid after-sales and high prefunding revenues in the Multi-client business line, partially offset by reduced revenues from SIR.

Multi-client data

Multi-client revenues increased 39% to U.S.$133 million for the three months ended June 30, 2017 from U.S.$96 million for the three months ended June 30, 2016. The sales were the highest in the Gulf of Mexico, Brazil and Scandinavia.

Prefunding revenues decreased 6% to U.S.$73 million for the three months ended June 30, 2017, from U.S.$78 million for the three months ended June 30, 2016. After-sales revenues increased to U.S.$59 million for the three months ended June 30, 2017 compared to U.S.$18 million for the three months ended June 30, 2016. The prefunding rate reached a high of 122% for the three months ended June 30, 2017 compared to 84% for the three months ended June 30, 2016.

Subsurface Imaging & Reservoir

Operating revenues from our Subsurface Imaging & Reservoir business lines decreased 13% to U.S.$88 million for the three months ended June 30, 2017 from U.S.$101 million for the comparable period of 2016. Reservoir businesses were impacted by clients’ lower capital expenditures spending, while Subsurface Imaging remains more resilient as evidenced by long term dedicated centers awarded in Oman and Thailand.

Equipment

Total revenues of our Equipment segment, including internal and external sales, increased 20% to U.S.$53 million for the three months ended June 30, 2017 from U.S.$44 million for the comparable period of 2016. Internal sales represented 10% of total revenues for the three months ended June 30, 2017 compared to 19% for the comparable period of 2016. External revenues for our Equipment segment increased 33% to U.S.$48 million for the three months ended June 30, 2017 from U.S.$36 million for the comparable period of 2016. Land and Marine equipment sales were still impacted by low demand during the period.

Land equipment sales represented 49% of total revenues, compared to 64% for the comparable period of 2016, with channels delivered to Algeria and India and gauges business being active.

Marine equipment sales represented 51% of total revenues, compared to 36% for the comparable period of 2016, driven notably by some second hand equipment delivery.

Operating Expenses

Cost of operations, including depreciation and amortization, increased 10% to U.S $318 million for the three months ended June 30, 2017 from U.S.$289 million for the comparable period of 2016. The amortization expenses of our seismic library corresponded to 67% of the Multi-client data business line revenues for the three months ended June 30, 2017 compared to 80% for the comparable period of 2016.

As a percentage of operating revenues, cost of operations decreased to 91% for the three months ended June 30, 2017 from 100% for the comparable period of 2016. Gross profit increased to U.S.$33 million for the three months ended June 30, 2017 from U.S.$2 million for the comparable period of 2016, representing profit margins of 9% and 1% of operating revenues, respectively.

Research and development expenditures amounted to U.S.$8 million for the three months ended June 30, 2017. This compared to an income of U.S.$10 million for the comparable period of 2016, including the catch-up of an U.S. Research and Development tax credit.

Marketing and selling expenses decreased 15% to U.S.$14 million for the three months ended June 30, 2017 from U.S.$17 million for the comparable period of 2016, mainly as a consequence of our Transformation Plan.

General and administrative expenses decreased 7% to U.S.$20 million for the three months ended June 30, 2017 from U.S.$21 million for the comparable period of 2016, as a consequence of the progress of our Transformation Plan. As a percentage of operating revenues, general and administrative expenses represented 6% of operating revenues in the three months ended June 30, 2017 compared to 7% of operating revenues in the three months ended June 30, 2016.

Other expenses amounted to U.S.$89 million for the three months ended June 30, 2017, including mainly (i) U.S.$ 95 million expenses related to our Transformation Plan of which U.S.$ 51 million loss related to our new ownership set up for our seismic fleet and U.S.$ 44 million costs being mostly financial restructuring fees and (ii) U.S.$6 million gain on sales of non-core assets. (See note 2 to our interim consolidated financial statements for further details on our new ownership set-up for our seismic fleet)

Other expenses amounted to an income of U.S.$2 million for the three months ended June 30, 2016, mainly related to gain on sales of non-core assets.

Operating Income

Operating income amounted to a loss of U.S.$98 million (or a loss of U.S.$3 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) for the three months ended June 30, 2017 as a result of the factors described above. Operating Income was a loss of U.S.$24 million for the three months ended June 30, 2016 (or a loss of U.S.$22 million before restructuring costs relating to our Transformation Plan).

Operating income from our Contractual Data Acquisition segment was a loss of U.S.$13 million for the three months ended June 30, 2017 compared to a breakeven result for the three months ended June 30, 2016.

Operating income from our GGR segment was an income of U.S.$37 million for the three months ended June 30, 2017 compared to an income of U.S.$29 million for the three months ended June 30, 2016.

Operating income from our Equipment segment was a loss of U.S.$13 million for three months ended June 30, 2017 compared to a loss of U.S.$18 million for the three months ended June 30, 2016.

Operating income from our Non-Operated Resources segment was a loss of U.S.$100 million for three months ended June 30, 2017 (or a loss of U.S.$5 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) compared to a loss of U.S.$24 million for the comparable period of 2016 (or a loss of U.S.$23 million before restructuring costs relating to our Transformation Plan).

Equity in Income of Affiliates

Income from investments accounted for under the equity method amounted to a loss of U.S.$3 million for the three months ended June 30, 2017 compared to a loss of U.S.$5 million for the three months ended June 30, 2016.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 4 to our interim consolidated financial statements, amounted to a loss of U.S.$101 million (or a loss of U.S.$6 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) for the three months ended June 30, 2017 as a result of the factors described above, compared to a loss of U.S.$29 million (or a loss of U.S.$27 million before restructuring costs relating to our Transformation Plan) for the three months ended June 30, 2016.

EBIT from our Contractual Data Acquisition segment was a loss of U.S.$12 million for the three months ended June 30, 2017 compared to a loss of U.S.$4 million for the three months ended June 30, 2016.

EBIT from our GGR segment was an income of U.S.$37 million for the three months ended June 30, 2017 compared to an income U.S.$29 million for the three months ended June 30, 2016.

EBIT from our Equipment segment was a loss of U.S.$13 million for three months ended June 30, 2017 compared to a loss of U.S.$18 million for the comparable period of 2016.

EBIT from our Non-Operated Resources segment was a loss of U.S.$103 million for three months ended June 30, 2017 (or a loss of U.S.$8 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) compared to a loss of U.S.$24 million for the comparable period of 2016 (or a loss of U.S.$23 million before restructuring costs related to our Transformation Plan).

(See note 5 to our interim consolidated financial statements for further details on restructuring costs relating to our Transformation Plan).

Financial Income and Expenses

Net cost of financial debt increased 17% to U.S.$49 million for the three months ended June 30, 2017 from U.S.$42 million for the comparable period of 2016.

Other financial income and expenses amounted to an income of U.S.$1 million for the three months ended June 30, 2017 compared to an expense of U.S.$2 million for the comparable period of 2016.

Income Taxes

Income taxes amounted to U.S.$21 million for the three months ended June 30, 2017 compared to an expense of U.S.$6 million for the comparable period of 2016.

Net Income

Net income was a loss of U.S.$170 million for the three months ended June 30, 2017 compared to a loss of U.S.$79 million for the comparable period of 2016 as a result of the factors discussed above.

Six months ended June 30, 2017 compared to six months ended June 30, 2016

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

	Six months ended June 30,
In millions of U.S.$	2017	2016
Marine Contractual Data acquisition	105.5	80.6
Land and Multi-Physics acquisition	43.0	67.7
Contractual Data Acquisition Revenues	148.5	148.3
Multi-client data	204.9	150.4
Subsurface Imaging and Reservoir	173.8	210.0
GGR Revenues	378.7	360.4
Equipment Revenues	85.4	117.5
Eliminated revenues and others	(13.4)	(23.0)

Total operating revenues	599.2	603.2

Our consolidated operating revenues for the six months ended June 30, 2017 remained stable at U.S.$599 million compared to U.S.$603 million for the six months ended June 30, 2016.

Contractual Data Acquisition

Operating revenues for our Contractual Data Acquisition segment for the six months ended June 30, 2017 remained stable at U.S.$149 million compared to U.S.$148 million for the comparable period of 2016.

Marine Contractual Data Acquisition

Total revenues of our Marine Contractual Data Acquisition business line for the six months ended June 30, 2017 increased 31% to U.S.$106 million from U.S.$81 million for the comparable period of 2016, mainly due to our fleet’s strong operational performance, with a high production rate at 98%, despite weak pricing conditions.

Land and Multi-Physics acquisition

Total revenues of our Land and Multi-Physics Acquisition business lines decreased 36% to U.S.$43 million for the six months ended June 30, 2017, from U.S.$68 million for the six months ended June 30, 2016 mainly due to a global low level of activity and slow decision processes by clients, especially for Land Acquisition.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the six months ended June 30, 2017 increased 5% to U.S.$379 million from U.S.$360 million for the comparable period of 2016, driven mainly by multi-client sales, while clients remain cautious and reduce their spending.

Multi-client data

Multi-client revenues increased 36% to U.S.$205 million for the six months ended June 30, 2017 from U.S.$150 million for the six months ended June 30, 2016. The sales were the highest in the Gulf of Mexico and Brazil.

Prefunding revenues remained stable overall at U.S.$127 million for the six months ended June 30, 2017 compared to U.S.$125 million the six months ended June 30, 2016. After-sales revenues amounted to U.S.$78 million for the six months ended June 30, 2017 compared to U.S.$25 million the six months ended June 30, 2016. The prefunding rate was 117% for the six months ended June 30, 2017 compared to 77% for the six months ended June 30, 2016.

Subsurface Imaging & Reservoir

Operating revenues from our Subsurface Imaging & Reservoir decreased 17% to U.S.$174 million for the six months ended June 30, 2017 from U.S.$210 million for the comparable period of 2016. Overall demand for imaging, reservoir services and software has weakened in line with reductions in client spending.

Equipment

Total revenues of our Equipment segment, including internal and external sales, decreased 27% to U.S.$85 million for the six months ended June 30, 2017 from U.S.$118 million for the comparable period of 2016 reflecting extremely low volumes driven by the weakness of the seismic acquisition market.

Internal sales represented 14% of total revenues for the six months ended June 30, 2017 compared to 17% for the six months ended June 30, 2016. External revenues for our Equipment segment decreased 25% to U.S.$73 million for the six months ended June 30, 2017 from U.S.$98 million for the comparable period of 2016.

Marine equipment sales represented 48% of total revenues for the six months ended June 30, 2017 compared to 31% for the six months ended June 30, 2016.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 5% to U.S.$594 million for the six months ended June 30, 2017 from U.S.$624 million for the comparable period of 2016. The amortization expenses of our seismic library correspond to 67% of the Multi-client data business line revenues for the six months ended June 30, 2017 compared to 79% for the comparable period of 2016.

As a percentage of operating revenues, cost of operations decreased to 99% for the six months ended June 30, 2017 from 103% for the comparable period of 2016. Gross profit increased to U.S.$6 million for the six months ended June 30, 2017 from a loss of U.S.$20 million for the comparable period of 2016, representing 1% and (3)% of operating revenues, respectively.

Research and development expenditures increased to U.S.$16 million for the six months ended June 30, 2017 from U.S.$2 million for the comparable period of 2016, principally as a result of a U.S. tax credit catch-up for Research and Development in the earlier period.

Marketing and selling expenses decreased 17% to U.S.$27 million for the six months ended June 30, 2017 from U.S.$33 million for the comparable period of 2016, mainly as a consequence of the progress of our Transformation Plan.

General and administrative expenses decreased 12% to U.S.$40 million for the six months ended June 30, 2017 from U.S.$45 million for the comparable period of 2016, as a consequence of the progress of the Transformation Plan. As a percentage of operating revenues, general and administrative expenses represented 7% and 8% of operating revenues in the six months ended June 30, 2017 and 2016, respectively.

Other expenses amounted to U.S.$118 million for the six months ended June 30, 2017, including mainly (i) U.S.$124 million expenses related to our Transformation Plan of which U.S.$51 million loss related to our new ownership set up for our seismic fleet and U.S.$73 million costs being mostly financial restructuring fees and (ii) U.S.$6 million gain on sales of non-core assets. (See note 2 to our interim consolidated financial statements for further details on our new ownership set-up for our seismic fleet).

Other expenses amounted to U.S.$11 million for the six months ended June 30, 2016, including notably (i) restructuring costs relating to our Transformation Plan for U.S.$7 million (mainly redundancy costs, net of reversal of provisions) and (ii) U.S.$4 million of losses mainly related to sales of assets and losses related to damaged or scrapped marine seismic equipment.

(See note 2 to our interim consolidated financial statements for further details on our new ownership set-up for our seismic fleet)

Operating Income

Operating income amounted to a loss of U.S.$195 million for the six months ended June 30, 2017 (or a loss of U.S.$71 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) as a result of the factors described above, compared to a loss of U.S.$111 million for the six months ended June 30, 2016 (or a loss of U.S.$104 million before restructuring costs related to our Transformation Plan).

Operating income from our Contractual Data Acquisition segment was a loss of U.S.$51 million for the six months ended June 30, 2017 compared to a loss of U.S.$34 million for the six months ended June 30, 2016 mainly as a consequence of weak pricing conditions in Marine and low activity levels in Land and Multi-Physics business lines.

Operating income from our GGR segment was U.S.$56 million for the six months ended June 30, 2017 compared to U.S.$37 million for the six months ended June 30, 2016 mainly driven by high multi-client sales.

Operating income from our Equipment segment was a loss of U.S.$29 million for the six months ended June 30, 2017 and for the comparable period of 2016, mainly due to low volumes impacting the profitability despite very efficient cost management and manufacturing flexibility.

Operating income from our Non-Operated Resources segment was a loss of U.S.$150 million for the six months ended June 30, 2017 (or a loss of U.S.$26 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) compared to a loss of U.S.$56 million for the comparable period of 2016 (or a loss of U.S.$49 million before restructuring costs relating to our Transformation Plan).

Equity in Income of Affiliates

Net income from investments accounted for under the equity method was nil for the six months ended June 30, 2017 and for the comparable period of 2016.

Earnings Before Interest and Tax (“EBIT”)

EBIT, as disclosed in note 4 to our interim consolidated financial statements, amounted to a loss of U.S.$195 million for the six months ended June 30, 2017 (or a loss of U.S.$71 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) as a result of the factors described above, compared to a loss of U.S.$111 million for the six months ended June 30, 2016 (or a loss of U.S.$104 million before restructuring costs related to our Transformation Plan).

EBIT from our Contractual Data Acquisition segment was a loss of U.S.$49 million for the six months ended June 30, 2017 compared to a loss of U.S.$34 million for the six months ended June 30, 2016.

EBIT from our GGR segment was U.S.$56 million for the six months ended June 30, 2017 compared to U.S.$37 million for the six months ended June 30, 2016.

EBIT from our Equipment segment was a loss of U.S.$29 million for the six months ended June 30, 2017 and for the comparable period of 2016.

EBIT from our Non-Operated Resources segment was a loss of U.S.$153 million for the six months ended June 30, 2017 (or a loss of U.S.$28 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan) compared to a loss of U.S.$56 million for the comparable period of 2016 (or a loss of U.S.$49 million before restructuring costs relating to our Transformation Plan).

(See note 5 to our interim consolidated financial statements for further details on restructuring expenses related to our Transformation Plan).

Financial Income and Expenses

Cost of net financial debt increased 13% to U.S.$96 million for the six months ended June 30, 2017 from U.S.$85 million for the comparable period of 2016.

Other financial expenses amounted to U.S.$1 million for the six months ended June 30, 2017 and for the six months ended June 30, 2016.

Income Taxes

Income taxes amounted to an expense of U.S.$23 million for the six months ended June 30, 2017 compared to an expense of U.S.$13 million for the comparable period of 2016.

Net Income

Net income was a loss of U.S.$315 million for the six months ended June 30, 2017 compared to a loss of U.S.$209 million for the comparable period of 2016 as a result of the factors discussed above.

Liquidity and Capital Resources

Financial Restructuring developments

For more information please refer to note 2 – “Significant Events - Financial restructuring process”.

Financial debt

The leverage ratio and interest cover ratio covenants in respect of our secured debt were not applicable as of June 30, 2017 as a result of waivers granted pursuant to the lock-up agreement signed by certain of the secured lenders on June 13, 2017 (see note 2 – “Significant events” for more information).

Consistent with the financial statements as of December 31, 2016, it appears that reclassifying the financial debt as a current liability is the most appropriate accounting treatment according to IAS 1 for the interim financial statements authorized for issue by the Board of Directors on July 27, 2017. This pure accounting reclassification does not question the going concern assumption. Together, the coordinated proceedings in France and the U.S. mentioned in note 1.3 – “Going concern assumptions.” prevented acceleration of the debt in France and stayed enforcement in respect of the debt outside of France.

7.75% Senior Notes due 2017

On February 24, 2017, we discharged and satisfied in full the indenture in respect of the U.S.$8.3 million outstanding principal amount of our 7.75% senior notes due 2017

6.5% Senior Notes due 2021

On January 20 2017, CGG entered into agreements to substantially reduce the cash burden of the charter agreements in respect of three cold-stacked seismic vessels. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$58.6 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. On March 13, CGG entered into an agreement to substantially reduce the cash burden of the charter agreement in respect of the “Oceanic Champion”, an active seismic vessel. As part of the agreements to settle those amounts on a non-cash basis, CGG issued U.S.$12.1 million of its 2021 Notes bearing a 6.5% interest to the relevant charter counterparties. The consequences of these agreements are reflected in the note 4 – “Other revenues and expenses” of this document and in the note 18 – “Contractual obligations, commitments and contingencies” to our consolidated financial statements in our annual report on Form 20-F for the year ended December 31, 2016.

Nordic credit facility

The “Fleet ownership changes” transaction (see note 2 – “Significant events”) leads to a reduction of the gross debt of the Group by U.S.$182.5 million, corresponding to the principal amount of loans under the Nordic credit facility outstanding as of March 31, 2017.

Revolving Credit Facilities

A summary of our authorized revolving credit lines as of June 30, 2017 is as follows:

	Date	Final Maturity	Used amount
			(in millions of U.S.$)
US Revolving Facility	2013	2018	161.9
French Revolving Facility	2013	2018	302.3

Total credit facilities before issuing fees			464.2

Our French and US Revolving Facilities were fully drawn as of June 30, 2017.

Cash Flows

Operating activities

Net cash used by operating activities was U.S.$(13) million for the six months ended June 30, 2017 (or U.S.$87 million provided by operating activities before restructuring expenses relating to our Transformation Plan) compared to U.S.$283 million provided by operating activities (or U.S.$372 million before restructuring expenses relating to our Transformation Plan) for the comparable period of 2016. Before changes in working capital, net cash provided by operating activities for the six months ended June 30, 2017 was U.S.$32 million compared to net cash provided by operating activities of U.S.$50 million for the comparable period for 2016.

Changes in working capital had a negative impact on cash from operating activities of U.S.$45 million in the six months ended June 30, 2017 compared to a positive impact of U.S.$234 million for the comparable period of 2016. This was mainly due to a negative change in trade accounts and notes receivable for U.S.$38 million in the six months ended June 30, 2017, mainly as a consequence of the high level of multi-client sales in the second quarter of 2017, compared to a positive change of U.S.$340 million for the comparable period of 2016.

Investing activities

Net cash used in investing activities was U.S.$122 million in the six months ended June 30, 2017 compared to U.S.$194 million for the six months ended June 30, 2016.

During the six months ended June 30, 2017, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, amounted to U.S.$22 million (U.S.$23 excluding asset suppliers’ variance), down 20% compared to same period last year. During the six months ended June 30, 2016, our industrial capital expenditures, inclusive of Sercel lease pool and asset suppliers’ variance, were U.S.$28 million (U.S.$22 excluding asset suppliers’ variance).

During the six months ended June 30, 2017, our capitalized development costs amounted to U.S.$15 million compared to U.S.$18 million for the same period last year.

During the six months ended June 30, 2017, we invested U.S.$108 million in Multi-client data, primarily in Latin America, Ireland and onshore U.S., compared to U.S.$163 million for the six months ended June 30, 2016. As of June 30, 2017 the net book value of our Multi-client data library was U.S.$833 million compared to U.S.$848 million as of December 31, 2016.

Financing activities

Net cash used by financing activities during the six months ended June 30, 2017 was U.S.$85 million compared to net cash used of U.S.$30 million for the six months ended June 30, 2016.

Net Financial debt

Net financial debt as of June 30, 2017 was U.S.$2,497 million compared to U.S.$2,312 million as of December 31, 2016. The ratio of net financial debt to equity was 337% as of June 30, 2017 compared to 206% as of December 31, 2016.

“Gross financial debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, and “net financial debt” is gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of our financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to financing items of statement of financial position at June 30, 2017 and December 31, 2016:

In millions of U.S.$	June 30, 2017 (unaudited)	December 31, 2016
Bank overdrafts	—	1.6
Current portion of long-term debt	2,759.2	2,782.1
Financial debt	52.6	66.7
Gross financial debt	2,811.8	2,850.4
Less : cash and cash equivalents	(314.8)	(538.8)

Net financial debt	2,497.0	2,311.6

For a more detailed description of our financial activities, see “Item 5: Operating and Financial Review and Prospectus- Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2016.

EBIT and EBITDAS (unaudited)

EBIT is defined as operating income plus our share of income in companies accounted for under the equity method. EBIT is used by management as a performance indicator because it captures the contribution to our results of the significant businesses that we manage through our joint ventures.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization expense capitalized to Multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of EBITDAS and EBIT to “Net Income” for the periods indicated:

In millions of U.S.$	Six months ended June 30,
	2017	2016
EBITDAS	24.3	123.7
Depreciation and amortization	(95.6)	(133.7)
Multi-client surveys depreciation and amortization	(136.6)	(123.1)
Depreciation and amortization capitalized to multi-client surveys	12.9	22.0
Stock based compensation expenses	(0.1)	0.2
Operating income	(195.1)	(110.9)
Share of (income) loss in companies accounted for under equity method	—	(0.1)
EBIT	(195.1)	(111.0)
Cost of financial debt, net	(95.5)	(84.6)
Other financial income (loss)	(1.1)	(0.6)
Total income taxes	(23.1)	(12.7)

Net income (loss)	(314.8)	(208.9)

For the six months ended June 30, 2017, EBIT at the Group level was a loss of U.S.$195 million, corresponding to a loss of U.S.$71 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan and to a loss of U.S.$42 million excluding NOR, compared to a loss of U.S.$111 million for the comparable period of 2016, corresponding to a loss of U.S.$104 million before restructuring costs relating to our Transformation Plan and to a loss of U.S.$55 million excluding NOR.

For the six months ended June 30, 2017, Group EBITDAS was U.S.$24 million, representing 4% of operating revenues, U.S.$149 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan, representing 25% of operating revenues and U.S.$158 million excluding NOR, compared to U.S.$124 million for the comparable period of 2016, representing 21% of operating revenues, U.S.$131 million before restructuring expenses relating to our Transformation Plan, representing 22% of operating revenues and U.S.$146 million excluding NOR.

The following table presents a reconciliation of EBITDAS and EBIT to “Net Income” for the periods indicated:

In millions of U.S.$	Three months ended June 30,
	2017	2016
EBITDAS	25.3	102.1
Depreciation and amortization	(42.7)	(63.8)
Multi-client surveys depreciation and amortization	(88.9)	(76.4)
Depreciation and amortization capitalized to multi-client surveys	7.5	13.8
Stock based compensation expenses	0.6	0.2
Operating income	(98.2)	(24.1)
Share of (income) loss in companies accounted for under equity method	(2.5)	(4.8)
EBIT	(100.7)	(28.9)
Cost of financial debt, net	(48.7)	(41.6)
Other financial income (loss)	0.5	(2.3)
Total income taxes	(20.8)	(6.4)

Net income (loss)	(169.7)	(79.2)

For the three months ended June 30, 2017, EBIT at the Group level was a loss of U.S.$101 million, corresponding to a loss of U.S.$6 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan and to an income of U.S.$2 million excluding NOR, compared to a loss of U.S.$29 million, corresponding to a loss of U.S.$27 million before restructuring costs relating to our Transformation Plan and to a loss of U.S.$5 million excluding NOR for the comparable period of 2016.

For the three months ended June 30, 2017, Group EBITDAS was at U.S.$25 million, representing 7% of operating revenues, U.S.$120 million before restructuring costs net of gain on sale of assets relating to our Transformation Plan, representing 34% of operating revenues and U.S.$122 million excluding NOR, compared to U.S.$102 million for the comparable period of 2016, representing 35% of operating revenues, U.S.$104 million before restructuring expenses relating to our Transformation Plan, representing 36% of operating revenues and U.S.$109 million excluding NOR.

The following table presents EBITDAS by segment:

	Six months ended June 30,
	2017						2016
In millions of U.S	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
EBITDAS	(26.1)	(134.4)	219.5	(14.2)	(20.5)	24.3	(4.5)	(21.9)	188.6	(10.5)	(28.0)	123.7

	Three months ended June 30,
	2017						2016
In millions of U.S	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total
EBITDAS	(0.9)	(96.7)	139.3	(5.5)	(10.9)	25.3	9.4	(6.8)	119.3	(9.3)	(10.5)	102.1

For the six months ended June 30, 2017, Non-Operated Resources EBITDAS included U.S.$(124) million of restructuring costs net of gain on sale of assets relating to our Transformation Plan. For the six months ended June 30, 2016, Non-Operated Resources EBITDAS included U.S.$(7) million of restructuring expenses relating to our Transformation Plan.

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, from our cash-flow statement, for the periods indicated:

In millions of U.S.$	Six months ended June 30,
	2017	2016
EBITDAS	24.3	123.7
Other financial income (loss)	(1.1)	(0.6)
Variance on provisions	(30.9)	(82.3)
Net gain on disposal of fixed assets	(27.4)	3.2
Dividends received from affiliates	2.0	13.0
Other non-cash items	63.0	0.4
Income taxes paid	1.8	(7.8)
Change in trade accounts receivables	(37.6)	340.4
Change in inventories	0.9	23.8
Change in other current assets	(5.1)	(6.3)
Change in trade accounts payables	(21.8)	(67.4)
Change in other current liabilities	19.0	(49.1)
Impact of changes in exchange rate	—	(7.6)

Net cash provided by operating activities	(12.9)	283.4

Contractual obligations (unaudited)

The following table sets forth our future cash obligations as of June 30, 2017:

	Payments Due by Period
In millions of U.S.$	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Financial debt	41.9	1,658.0	1,157.7	—	2,857.6
Other long-term obligations (interests)	114.7	252.2	107.3	—	474.2

Total long term debt obligations (a)	156.6	1,910.2	1,265.0	—	3,331.8
Finance lease obligations (not discounted)	7.9	15.0	14.8	0.1	37.8
Operating leases	129.0	175.5	135.1	270.7	710.3
- Bareboat agreements (a)	71.9	110.9	92.4	216.9	492.1
- Other operating lease agreement	57.1	64.6	42.7	53.8	218.2

Total contractual cash obligations (b)	293.5	2,100.7	1,414.9	270.8	4,079.9

Note:	For the purposes of the table above, the various components of the financial debt are presented with their normal maturities even though these debts with the exception of finance lease debt are presented entirely as current liabilities on our consolidated statement of financial position due to the application of IAS 1
(a)	As of June 30, 2017, the aggregate amount of our off balance sheet commitment for bareboat charters for our fleet is U.S.$492.1 million. Of this amount, U.S.$410.9 million corresponded to the vessels operated through GSS (see note 2), U.S.$17.6 million corresponded to vessels that we have already coldstacked, and U.S.$63.6 million corresponded to the vessels operated in 2017 and beyond.
(b)	Payments in foreign currencies are converted into U.S. dollars at June 30, 2017 exchange rates.

Item 3:	CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-166250, NO. 333-173638, NO. 333-188120, NO. 333-197785, NO. 333-210768 AND NO. 333-212796) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G

(Registrant)

By:

/s/ Stéphane-Paul Frydman

Stéphane-Paul Frydman

Chief Financial Officer

Date: July 28, 2017